Exhibit (i) (1)
Koninklijke KPN Corp. Participations
Bas van Loosdrecht
2500 GA P.O.: Box 30000
The Hague, Netherlands
                                                        March 29, 2002


Dear Mr. van Loosdrecht,

     In response to your letter dated March 25, 2002 please be notified that we herewith raise our bid to purchase all Common Stock of Euroweb International Corp. ("EWEB") owned by KPN, to US$ 3,00 per share under the same terms and conditions as outlined in our bid dated March 19, 2002. Just for the record: our previous offer was made at the time when KPN through Everest Acquisition Corp. ("EVEREST") had made an offer to EWEB's public shareholders of US$ 2,25 a share, which KPN deemed "a fair price for the Company's shareholders".
     M&A Capital Corp. will assure that there will be sufficient funds available to finance AMTEL's offer.
     However, as you may have read in our bid, the entities will be merged and it will be the merged entity's obligation to pay shareholders selling EWEB stock.
     In a similar (but lower) offer, which KPN received September 18, 2001 whereby the bidder planned to merge with EWEB, and the resulting merged entity then would be obliged to pay KPN under the promissory note, KPN, according to the prospects dated February 20, 2002, "rejected this proposal because it would have resulted in KPN receiving a fixed value for its shares without there being any guarantee of the value that would have been offered to EWEB's minority stockholders and because KPN believed this proposal was subjected to significant legal and completion risks". No other reasons have been released to the public.
     Amtel, however, has the intention to offer the same terms as offered to KPN to the remaining shareholders while giving the public shareholders the opportunity to stay with EWEB by holding on to their shares.
     Furthermore we believe that our offer is not subject to significant legal and completion risks since it is our understanding that EWEB's board of directors will approve of the merger. Any decision to the contrary would immediately result in a class action suit.
     We are looking forward to your comments, preferably on or before April 4, 2002.


Sincerely,

/s/ Peter E. Klenner
Peter E. Klenner
Chairman
Amtel Hang es Internet Kommunikacio Kft.